NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the Shares of Beneficial Interest of Elme Communities (the "Company") from listing and registration on the Exchange on November 6, 2026, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Shares of Beneficial Interest are no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Company's Shares of Beneficial Interest are no longer suitable for listing based on "abnormally low selling price" levels, pursuant to Section 802.01D of the Listed Company Manual. On October 23, 2026, the Exchange determined that the Shares of Beneficial Interest of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Shares of Beneficial Interest from listing and registration on the NYSE. The Company was notified on October 23, 2026. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on October 23, 2026, and trading in the Shares of Beneficial Interest was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the Shares of Beneficial Interest, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company notified the Exchange on October 23, 2026, that they do not intend to appeal NYSE Regulation's decision. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.